Invest in KinectAir

Technology Infrastructure Software Artificial Intelligence Y Combinator

The future of flying. The on-demand flight network.

KINECTAIR.COM VANCOUVER WASHINGTON





We want to move people. Not just in space and time, but emotionally. KinectAir provides joyful and accessible air travel experiences to everyone that needs to fly by using efficient, right-sized aircraft with access to more airfields using our intelligent, elegantly designed software.

Jonathan Evans CEO - Chief Executive Officer @ KinectAir

Why you may want to invest in us...

1. TEAM. We are a global team of aviation entrepreneurs led by Jonathan Evans, an exited tech CEO.
2. TIMING. Post-COVID airlines pull routes but demand for direct, uncrowded air travel is increasing.
3. ON-DEMAND. Our 'right-sized' aircraft avoid hubs and access 10x more airfields through a simple App.
4. SOFTWARE. We scale with AI-driven routing, demand-generation, and booking.
5. CLEANER. We explore the most exciting hybrid & electric aircraft for clean air travel.
6. JOYFUL. Join us in re-imagining a better way to fly and own a share in the future of aviation.

Why investors ❤ us

WE'VE RAISED $284,911 SINCE OUR FOUNDING



Covid-19 has changed the way humans interact with each other and their environment. Most businesses have had to reconfigure their modus operandi. This is also true in the airline industry. Air travel is now radically different during the Covid-19 pandemic and going forward. On demand air travel is the future of safer, cleaner and Covid protective flying.

Jon has assembled a team of highly motivated and talented individuals to ensure the success of KinectAir. Their user friendly tech-heavy platform lowers the cost for the customer while allowing for personalized service. I believe that KinectAir is the way forward!

Bukhosi Dube Healthcare Provider

LEAD INVESTOR ? INVESTING $10,000 THIS ROUND & $10,000 PREVIOUSLY



As a AP mechanic and US Army aviator I see the growing popularity and interest in the aviation space amongst people my age. Despite COVID-19 set backs for the aviation industry I think this could be a fantastic investment 10 years down the road.

John K



KinectAir is changing the way we think about air travel. We all rise together. #TheRaft

Julia Alena

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jonathan Evans

CEO - Chief Executive Officer

KinectAir was conceived by Jonathan, a lifelong aviator. After selling his drone software company, Skyward, to Verizon in February 2017, he assembled this team of aerospace and software experts to go after his dream of an on-demand flight network.



Philip Benjamin Howard

CTO - Chief Technology Officer

A startup veteran who has built teams and brought products to market including a fixed-wing UAS, SaaS image processing, and AI based insights on big data. He formerly worked at Intel Visual/Parallel Group.



Celeste Edman

CRO - Chief Revenue Officer

A transformative leader in the transportation sector with experience merging, optimizing, and exiting tech and mid-market companies. Certified Lean Kanban and Agile methodology, Celeste is also a mentor and champion for Pacific Northwest startups.



Conor Whitehead

Director of Aviation Operations

Conor is a career pilot, Army Veteran, seasoned captain, instructor and leader in aviation. He has flown Army Special Ops Helicopters and wild land firefighting down to KinectAir's Pilatus PC-12. Creating an aviation culture you can trust and love.



Nick Rogers

Chief Commercial Officer

A successfully exited aviation entrepreneur & pilot. Passionate about leading aerospace, future safety, and innovation for next generation air travel using AI, machine learning and connectivity. British Airways Captain | 10,000 hours (747, A320).



Christophe Carriere

Chief Operating Officer

Christophe is a leading startup mentor and adviser with a deep understanding of the legal and M&A space. Formerly a Paris-based ex-M&A lawyer, leading international teams in cross-border transactions and Deputy GC at Valeo Group.



Peter Lucier

General Counsel

A practicing business operations and contracts lawyer, Peter started his career as a litigator in D+O insurance. In parallel he became a successful entrepreneur in real estate and tech startup. As KinectAir GC, he is adept in US aviation law.



Jonathan Natiuk

Creative Director

Natty has 23 years of cross-discipline design and leadership experience. As Creative Director for Skyward, acquired by Verizon, Feb 2017 - he built Skyward's brand from startup to its recent feature in a Super Bowl campaign.



Anneke Tucker

Director of Aviation Development

Anneke is an FAA Airframe & Powerplant technician with inspection authority. She is also an Owner/Founder of Attain Aviation. Her 17+ years in the aviation industry started as Marine Corps Combat Aircrew: OEF & OIF.



Lauren Wilson

Fleet and Safety Manager UK & Europe

Formerly an electronic engineer, Lauren is a leading aviatrix with an eye for precision, enjoyment and safety! Qualified DHC8 pilot, experienced airshow and display pilot for almost ten years, mentor and test pilot journalist.



Chris Rogers

Global Head of Communications

A strategic communications veteran of 15 years. In agency, Chris led some of the worlds most famous technology brands, winning awards across EMEA. He is an investor & exited entrepreneur with Dovetail Lab, a blockchain consent app for medical data.

In the news

Downloads

KinectAir Investor Deck 2020

The KinectAir Story

It is 2020 and despite all the available advances in mobility, people still have no real control over where, when and how they fly. As the airline industry once again resuscitates a failing hub and spoke operation, we see that the huge demand for regional and local air connectivity is unmet. That's why we want to reimagine air travel at KinectAir -

To MOVE people to where they NEED to be.

—

Our Platform

Our platform meets consumer demand for direct air travel on your own schedule - meaning no more hunting through the airlines' schedules that serve major airport hubs and force people to fly unsustainably. Our app creates a booking to your actual need.

As a software-defined global air mobility company, we build powerful AI software to operate our own flexible, on-demand network of 'right-sized' aircraft with world-class pilots, so that we can fly our customers safely to where they need to be, when they want to be there. We believe that this will allow us to dramatically change the way people fly and expand the market for on-demand air mobility.


KinectAir App Preview
Flight Search
Flights
KinectAir Anywhere
00:43

Our products

Sometimes, you just need to be there in person. We are on a mission to empower people to connect with each other, places, and communities by air. We plan two complementary products. The go anywhere point to point charter or group flights for 8 people, and turboprops with up to 80 seats offering flexible routing. The combination of the software, the most versatile machines available and the airfield access we can give customers will create a game changing network for regional flying.

KinectAir Anywhere - Connecting, on-demand

Our on demand flight network helps our customers avoid busy commercial airports, with their endless crowds and lines, to finally deliver a service that meets customer needs in a dynamic and intelligent way.

The customer just needs to use their smartphone to tell us where and when they need to go and KinectAir Anywhere will dispatch a safe, economical and highly versatile Pilatus PC-12 aircraft to reach any airfield within 1,000 miles.

Other airlines only operate out of 50 of the 2000+ available airports in the US, and are simply not 'on-demand' travel experiences. We can change that.



Pilatus PC-12 pictured

KinectAir Together - Connecting Regions

Together we will support regional communities to connect and thrive. We plan to service regular volumes of inter-regional air travel as we scale in the USA and Europe. We will build a flexible schedule to meet the demand for communities and businesses in regions poorly connected by road and rail. KinectAir Together will use efficient turboprop aircraft with up to 80 seats. These inter-regional routes will also flex with demand or even offer exclusive flights for seasonal events through the dynamic KinectAir App. Put simply, we know there is twice as much demand closer to the business, places and communities people want in their lives and we intend to fulfil it.



Dash-8 Turboprop pictured

Our Technology

To maximize efficiency - affordability for customers and our profitability - we plan to code AI software to continuously optimize, at scale and in real time, the true supply and demand across our own network of aircraft, pilots, and other passengers. The software instantly learns, recalculates, and offers the best options. It also suggests targeted remarketing online and uses our network to act on the data to fill flights.


COMMUNICATIONS
• Itineraries • Reminders
• Updates • Pilot instructions
SALES
• Dynamic pricing • Payments
• Refunds
INBOUND REQUESTS
• Email • Website
• Apps • Brokers
SCHEDULING
• Aircraft • Weather changes
• Pilots • Maintenance
UNIT MARKETING
• Targeted ads for every flight
• Dynamic pricing
• Seat availability
ROUTING
• Booked flights
• Repositioning flights
• Maintenance
APPS
The KinectAir software platform gives customers immediate answers, allowing them to browse, customize, and book their flights.
NEW OPPORTUNITY
AI allows for a programmatic new way to sell seats for every flight.
ARTIFICIAL INTELLIGENCE
Every new customer transaction has implications across all operations. Only AI can handle the scale and complexity in real-time.

The outcome is compelling and intuitive travel options for clients, driven by algorithms that make life easier. To fly with KinectAir, we simply invite you to begin your journey by using your mobile to tell us where you need to be.


Flight Search
United Kingdom
WALES
ENGLAND
Flights
KinectAir Together
Lowest Cost
Eco-friendly

Sustainable aviation - Moving the industry forward

KinectAir aspires to be efficient by design. We aim to do more to cut waste and reduce avoidable CO_2 aviation emissions than any air company has before. First, the right-sized aircraft we use today are significantly more efficient than equivalent jet aircraft. By optimizing operations using these efficient aircraft, we can dramatically reduce the typical carbon footprint for passengers.

Second, achieving significant reductions in operator CO_2 emissions can only be attained by open innovation and cooperation between new partners. Electric and hybrid manufacturers of conventional take off and landing (eCTOL) aircraft are streets ahead in terms of reaching and exceeding regulatory standards for safe operations. KinectAir is already looking to bring in hybrid and electric aircraft into the fleet in the near term (1-2 years). Our partnership with VoltAero, launched in July 2020 will see us partner in bringing electric-hybrid aircraft to passengers by 2023. With such aircraft, the traveler will be part of the leap forward in aviation. Allowing more people to positively evaluate their need to travel against their carbon footprint. Fossil fuels represent 40% of a typical airline's cost base today. As with so many sustainable policies, we believe that doing the right thing is profitable for the customer, the planet and operations.

Leadership

KinectAir was conceived and started by Jonathan Evans; an Army veteran, professional pilot, and successfully-exited entrepreneur. After selling his drone software company, Skyward, to Verizon in February 2017, Jonathan hand-picked a unique team from the aerospace and software industries to go after his dream of a flexible on-demand flight network.

The global launch team that joins him in founding KinectAir is composed of professional aviators, data science and software engineers, legal counsel, and seasoned entrepreneurs. The team has developed a shared vision to build a trusted air service from the ground-up around a company that has software in its soul.


797

Join Us!

Jonathan raised over $8M of venture capital during the five years from Skyward's inception to its acquisition by Verizon in 2017. As has been well documented, the VC-backed startup journey can be magnificent in what it makes possible, as well as in some of the challenges it can present.

In starting KinectAir, Jonathan wants to change the investment paradigm, and after a period of self-funding to bring the concept into form, we're now seeking to build an investor base of support from the very people we fly. We want our earliest customers to be so enthused about the service that they want to own a piece of the company providing it.

The Wefunder platform, and the recent JOBS Act that allows for this more democratized investment structure in a startup, is perfectly aligned with this ambition. We welcome you to join this KinectAir journey here, with us.

Investor Q&A

– COLLAPSE ALL

What does your company do?

KinectAir provides joyful and accessible air travel to everyone that needs to fly. We are establishing the first flexible on-demand flight network, delivering control to passengers over when, where and how they fly.

Where will your company be in 5 years?

We will be an established global air-mobility company empowering people to connect with each other, places and communities by air. To be seen as a force for good in aviation and the company that put the joy back in flying.

Why did you choose this idea?

We want to move people. Not just in space and time, but emotionally. KinectAir provides joyful and accessible air travel experiences to everyone that needs to fly by using efficient, right-sized aircraft with access to more airfields using our intelligent, elegantly designed software.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

In ten years, on-demand air travel will be as common as HD streaming is today and we will wonder why we didn't make these changes before. We now have the tools available to reimagine flying and the context to do it. These tools are AI computing power, more efficient aircraft, and powerful smartphones. We can change every point of the user experience to be closer to what passengers need and dynamically adapt how we deliver operations. Giving people the freedom to fly on their schedule. The fastest growing brands all over the world are delivering the right user experience and on-demand at scale through the smart balancing of software, hardware and infrastructure. Aviation can finally be turned into a democratized air mobility sector.

How far along are you? What's your biggest obstacle?

KinectAir has been self-funded and incubated for over a year as a 'moonlit' project between the co-founders. Our CEO left Verizon in October 2019 to lead the company full-time, and as of March 2020, six of the eight co-founders have transitioned to full-time. We established a closed beta group of 65 travelers in the Pacific Northwest to test the market and sell flights (brokering existing operators' infrastructure at this stage) to make 10-15% margin on every flight. We're working with customers on a minimum tech-debt software product, and coding in the right direction. The biggest challenges will be about pacing supply and demand with available capital.

Who competes with you? What do you understand that they don't?

Sometimes you just need to be there in person, which is where KinectAir sits. Being software defined, we are different to airlines and charter companies and complementary to digital connectivity solutions. You can't create lasting business or personal relationships or go on vacation by Zoom. We leverage the thousands of airfields in North America and Europe (at first) to scale a flexible on-demand flight network that delivers regional air mobility without need for major HUBs. Airlines are ignoring the regional market. Private jet charter is expensive and membership models stuck in linear growth. Neither can reduce inefficiencies in booking, resolve and manage flight and staff operations or optimise fleet maintenance like KinectAir plans.

How will you make money?

KinectAir helps families, friends and businesses streamline essential travel needs to work for them - saving time, money and hassle. We make money by offering passengers the choice between direct and bespoke travel options in one application through KinectAir TOGETHER and KinectAir ANYWHERE. This both educates and expands the market for on-demand flights at the same time as purchase, while our software-driven efficiencies lower the costs of operations.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Startups typically fail for one of three reasons:
1) Wrong Team - Our team are seasoned professionals in international aviation, software, regulation, marketing, and customer experience with a track record in successful exits.
2) Wrong Timing - People have more choice in their lives to engage digitally and live or work where they want. We have an historic opportunity to deliver a flexible on-demand flight network to serve these choices.
3) Wrong Raise
Our raise is conservative, necessary to become operational and supports our aim to democratise air travel.

Financials

KinectAir has financial statements ending December 31 2019. Our cash in hand is $6,554.79, as of April 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,025/month.

At a Glance

April 29 to December 31



$3,080

Revenue



-$145,894

Net Loss


IOU!

$13,957

Short Term Debt



$130,202

Raised in 2019



$6,555

Cash on Hand
As of 04/ 1/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

KinectAir provides joyful and accessible air travel experiences around the world by employing safe and efficient, state-of-the-art and right-sized aircraft flown by senior captains; harmonized by intelligent, robust, and elegant software.

KinectAir hopes to be a global experience company connecting people around the world to the times and spaces that compose their lives. Aviation's regulations, aircraft, and pilots already provide a trusted and recursive global scaffold to this ambition. KinectAir will scale by using software to open bottlenecks in existing infrastructure, unlock private air mobility for the masses, and lead the industry as the software-defined operator of a rising tide of electric, digital, and automated aircraft.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

KinectAir Inc. was incorporated in the State of Delaware in April 2019. The company has been self-funded and incubated for over a year as a 'moonlit' project between the co-founders. Our CEO left Verizon in October 2019 to lead the company full-time, and as of March 2020, six of the eight co-founders have transitioned to full-time. We established a closed beta group of 65 travelers in the Pacific Northwest to test the market and sell flights (brokering existing operators' infrastructure at this stage), targeting a 10-15% margin on every flight. We're working with customers on a minimum tech-debt software product, and coding in the right direction.

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance. The company has a UK subsidiary that was formed on April 22, 2020. It is wholly owned by KinectAir Inc. The UK subsidiary was created in order to pursue operations in the UK, where it will be beneficial to have a UK entity for purposes of finance structuring and compliance with regulations. At present, it has no material assets and no liabilities.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $3,080. Our gross margin was 59.48%.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,380, including $980 in cash.
- *Net Loss.* The Company has had net losses of $145,894 for 2019.
- *Liabilities.* The Company's liabilities totaled $83,431 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been funded with $63,000 in SAFEs and $67,202 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 10 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

KinectAir Inc. cash in hand is $6,554.79, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,025/month, for an average burn rate of $3,025 per month.

Since 12/31/2019, we have begun limited product offerings in select markets for purposes of market research. We have also moved forward with our application for our own Part 135 charter certificate. We have incurred additional expenses related to both of these items. However, we do not have significant additional recurring expenses.

Our intent is to operate profitably at the unit economic level or per each brokered flight and to be profitable in 36 months. We anticipate revenue will begin in the next 6-12 months, initially from our highest tier of travelers/members who will have partial ownership interests in aircraft. We anticipate it will take approximately $10M in funds raised (total) in order for us to break even.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -4,737%

Gross Margin: 59%

Return on Assets: -6,130%

Earnings per Share: -$0.00

Revenue per Employee: $385

Cash to Assets: 41%

Revenue to Receivables: ~

Debt Ratio: 3,506%

KinectAir Financial Statements FINAL.pdf

Risks

1 Our operations and profitability are dependent upon our ability to acquire sufficient customers to support our planned scale.

2 Our business model is dependent in part on obtaining certain required regulatory certifications and approvals from regulators, including the Department of Transportation and Federal Aviation Administration, as well as counterpart European regulators for foreign operations. If it takes longer than anticipated to obtain certain approvals or if we are unable to obtain them, it will negatively impact our business.

3 As an innovator in the highly regulated aviation space, it is possible that some of our proposed platform functions may be found not to meet the current regulatory framework by the Department of Transportation, the Federal Aviation Administration, or other applicable regulatory authorities.

4 We expect our operating expenses to increase in the future as we expand our operations. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability.

5 We may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed and we may never achieve or maintain profitability.

6 Any aviation accidents or incidents on flights we broker or operate could give rise to significant potential liability and could damage our brand.

7 Our company will face competition from other air operators, brokers and tech startups. Our success will depend on our ability to create a more compelling brand and service, and to innovate ahead of the competition.

8 The commercial air travel is currently experiencing an unprecedented drop in demand. However, we believe that the many of the reasons that people are choosing to avoid commercial airports do not apply to on-demand travel with smaller aircraft and private terminals.

9 Our business plan includes -- but is not limited to -- the Company ownership and operation of aircraft. If we do not reach sufficient demand to offset the fixed costs of these aircraft assets they will be a drain on our operating funds.

10 Covid-19 has severely negatively impacted the commercial air travel market. It is uncertain at this time what the medium and long term impacts on air travel will be. While this presents some risks to on-demand air travel, it may present opportunities, for example the opportunity to further distinguish our service from competitors and gain market share.

11 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

12 Our business plan includes the development of artificial intelligence ("AI") algorithms to assist with aircraft routing, demand-generation, and booking, all in order to generate efficiencies. At present, our AI platform is in concept form only. Unforeseen challenges may arise in developing this platform, and it is possible that the platform may not generate anticipated efficiencies.

13 Our business plan models decreasing costs of aircraft operation based on network effects of a larger fleet of available aircraft and use of AI algorithms to assist with aircraft routing, demand-generation, and booking. It is possible that planned efficiencies will not be achieved.

14 At present we anticipate requiring significant additional funds to reach profitability beyond the maximum offering amount in this fundraise. The source of these funds has not yet been identified, and it is possible the Company will face challenges in securing additional funding.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jonathan Evans	CEO of KinectAir Inc. @ KinectAir Inc.	2019
Peter Lucier	General Counsel of KinectAir Inc. @ KinectAir Inc.	2019
Ben Howard	CTO of KinectAir Inc. @ KinectAir Inc.	2019

Officers

OFFICER	TITLE	JOINED
Jonathan Evans	CEO	2019
Peter Lucier	General Counsel	2019

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$141,209	Priced Round
08/2019	$6,000	SAFE
12/2019	$57,000	SAFE
12/2019	$67,202	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Various	12/01/2019	$67,202	$69,474	1.61%	04/01/2020	Yes

Related Party Transactions

Name	Philip Benjamin Howard
Amount Invested	$5,079
Transaction type	Loan
Issued	12/01/2019
Outstanding principal plus interest	$5,107 as of 04/2020
Interest	1.61 per annum
Maturity	12/01/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Director

Name	Jonathan Evans
Amount Invested	$30,068
Transaction type	Loan
Issued	12/01/2019
Outstanding principal plus interest	$30,229 as of 04/2020
Interest	1.61 per annum
Maturity	12/01/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Director, Officer

Name	Peter Lucier
Amount Invested	$3,099
Transaction type	Loan
Issued	12/01/2019
Outstanding principal plus interest	$3,156 as of 04/2020
Interest	1.61 per annum
Maturity	12/01/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Director, Officer

Name	Skylift Holdings LLC
Amount Invested	$15,000
Transaction type	Loan
Issued	12/01/2019
Outstanding principal plus interest	$15,081 as of 04/2020
Interest	1.61 per annum
Maturity	12/01/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Controlled by CEO

Use of Funds

$50,000	50% toward general operating expenses; 17.5% toward marketing and brand development, 25% toward aviation operations and regulatory certification, 7.5% toward Wefunder fees.
$1,000,000	45.0% toward platform development, 15% toward marketing and brand development, 15% toward aviation operations and regulatory certification, 17.5% toward general operating expenses 7.5% toward Wefunder fees.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	24,713,959	0	Yes
Common Stock	162,009,886	123,566,334	Yes

The Funding Portal

KinectAir is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.